                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               ACADIA REALTY TRUST
                               -------------------
                                (Name of Issuer)


              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   004239 10 9
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000


                                 MARCH 19, 2004
         ---------------------------------------------------------------
         (Date of Event which Requires Filing Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University
          I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A) |_|
                                                                     (B) |_|
--------------------------------------------------------------------------------
(3)       SEC USE ONLY

--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)

          |_|
--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
--------------------------------------------------------------------------------
   NUMBER OF         (7)               SOLE VOTING POWER
    SHARES
 BENEFICIALLY                          7,440,098
     OWNED          ------------------------------------------------------------
    BY EACH          (8)               SHARED VOTING POWER
  REPORTING
    PERSON                             403,994
     WITH
                    ------------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER

                                       8,421,759

                    ------------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER

                                       403,994

--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,825,753

--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.2%

--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON

          EP
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         The statement on Schedule 13D (the "Statement") filed on September 25, 2002, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 1 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement.

ITEM 1. SECURITY AND ISSUER

          The disclosure in Item 1 is hereby amended and restated to read in its entirety as follows:

         "This statement on Schedule 13D (the "Statement") relates to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), whose principal executive offices are located at 1311 Mamaroneck Avenue, Suite 260, White Plains, NY 10605."

ITEM 2. IDENTITY AND BACKGROUND

          The disclosure in Item 2(b) is hereby amended and restated to read in its entirety as follows:

         "(b) The business address of the Reporting Person is c/o Yale University Investments, 55 Whitney Avenue, New Haven, CT 06510-1300."

ITEM 4. PURPOSE OF TRANSACTION

         The disclosure in Item 4 is hereby amended and supplemented by adding the following:

         "On March 22, 2004, the Trust announced a secondary public offering of up to 5,000,000 Common Shares by the Reporting Person, The Yale University Retirement Plan for Staff Employees ("YURPSE") and Ross Dworman ("Dworman", and together with the Reporting Person and YURPSE, the "Selling Stockholders") in an underwritten offering by Citigroup Global Markets Inc. ("Citigroup") and RBC Dain Rauscher, Inc. ("RBC", and together with Citigroup, the "Underwriters"), as representatives of the several underwriters, pursuant to an effective registration statement on file with the Securities and Exchange Commission (the "2004 Offering"). The Reporting Person is offering 3,435,212 Common Shares and YURPSE is offering 164,788 Common Shares in the 2004 Offering. The Selling Stockholders also expect to grant the Underwriters an option to purchase up to an additional 750,000 Common Shares to cover over-allotments, if any, including 564,316 Common Shares granted by the Reporting Person and 27,070

Common Shares granted by YURPSE. The Reporting Person and YURPSE entered into the agreements described in Item 6 below in anticipation of the 2004 Offering."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

         "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 8,825,753 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 32.2% of the Common Shares issued and outstanding (computed on the basis of 27,449,472 Common Shares issued and outstanding, as reported in the Trust's Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15,
2004)."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "Pursuant to custody agreements between each of the Reporting Person and YURPSE and the Trust, as custodian, each dated as of March 19, 2004 (the "Custody Agreements"), 3,999,528 Common Shares beneficially owned by the Reporting Person and 191,858 Common Shares beneficially owned by YURPSE were deposited or deemed to be deposited with the Trust for the benefit of the Underwriters in connection with 2004 Offering and the underwriting agreement to be entered into by the Selling Stockholders and the Underwriters (the "Underwriting Agreement"). The Reporting Person and YURPSE remain the owners of such Common Shares (subject to the interests of the Underwriters under the Underwriting Agreement and the Custody Agreements) and have the right to vote and to receive all dividends and distributions with respect to such Common Shares until payment in full for the Common Shares has been made by the Underwriters according to the terms of the Underwriting Agreement. The Trust becomes obligated to return the certificates deposited with the Trust under the Custody Agreements if the Underwriting Agreement is not fully executed and delivered, if the Underwriting Agreement is terminated, or if the Common Shares to be sold by each of the Reporting Person and YURPSE pursuant to the Underwriting Agreement are not purchased and paid for by the Underwriters on or before April 12, 2004.

         Pursuant to lock-up agreements entered into by the each of the Reporting Person and YURPSE and the Underwriters, each dated as of March 19, 2004 (the "Lock-up Agreements"), the Selling Stockholders agree that they will not, without the prior written consent of the Underwriters, dispose of any of their Common Shares, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently or hereafter owned either of record or beneficially by them, or publicly announce an intention to do any of the foregoing, for a period of one-hundred and eighty
(180) days after the date of the prospectus relating to the 2004 Offering. The Reporting Person and YURPSE also agree to the entry, by the Trust, of stop transfer instructions, which shall remain in effect during this period, with the Trust's transfer agent and registrar. The Lock-up Agreements become effective upon the execution of the Underwriting Agreement and terminate if for any reason the Underwriting Agreement is terminated prior to April 12, 2004.

         Other than the Voting Trust Agreement, the Custody Agreements and the Lock-up Agreements, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

         2. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of March 19, 2004, between Acadia Realty Trust, as custodian, and Yale University.

         3. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of March 19, 2004, between Acadia Realty Trust, as custodian, and The Yale University Retirement Plan for Staff Employees.

         4. Lock-up Agreement, dated as of March 19, 2004, granted by Yale University to Citigroup Global Markets, Inc., as representative of the several underwriters.

         5. Lock-up Agreement, dated as of March 19, 2004, granted by The Yale University Retirement Plan for Staff Employees to Citigroup Global Markets, Inc., as representative of the several underwriters.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2004


                                         YALE UNIVERSITY

                                         By: /s/ David F. Swensen
                                             ---------------------------
                                         Name:  David F. Swensen
                                         Title: Chief Investment Officer

                                  EXHIBIT INDEX

         2. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of March 19, 2004, between Acadia Realty Trust, as custodian, and Yale University.

         3. Custody Agreement Re: Sale of Common Shares of Acadia Realty Trust, dated as of March 19, 2004, between Acadia Realty Trust, as custodian, and The Yale University Retirement Plan for Staff Employees.

         4. Lock-up Agreement, dated as of March 19, 2004, granted by Yale University to Citigroup Global Markets, Inc., as representative of the several underwriters.

         5. Lock-up Agreement, dated as of March 19, 2004, granted by The Yale University Retirement Plan for Staff Employees to Citigroup Global Markets, Inc., as representative of the several underwriters.